 June 15, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention: Mr. Mark A. Wojciechowski

Re:	Comment Letters Dated March 23, 2006 and May 12, 2006
Credo Petroleum Corporation
Form 10-K, Filed January 30, 2006
File No. 000-08877
Dear Mr. Wojciechowski:
               This letter is Credo Petroleum Corporation’s (the “Company”) response to the comment letters received from the Securities and Exchange Commission (“SEC”) dated March 23, 2006 and May 12, 2006 related to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005. This letter addresses each of the SEC’s comments in the order they appear in the comment letter dated March 23, 2006 and provides the Company’s proposed response.
Properties, page 11
Significant Properties, Estimated Proved Oil and Gas Reserves, page 11
1.	The SEC’s first comment is related to the tabular disclosure of Estimated Future Net Revenues Discounted at 10% (PV-10) on page 12 of the Company’s Annual Report on Form 10-K for the year ended October 31, 2005. The SEC states that the Company should either remove this measure from its filings or comply with the disclosure requirements of Item 10(e) of Regulation S-K by providing a reconciliation to the Standardized Measure of Future Net Discounted Cash Flows From Reserves disclosed in tabular format in Note 8, Supplementary Oil and Gas Information, to the Company’s Consolidated Financial Statements for the year ended October 31, 2005.
Company’s Proposed Response (the Company’s response dated April 28, 2006 has been modified to address comment 3. (a) from the SEC’s comment letter dated May 12, 2006):
               The Company will provide a reconciliation of Estimated Future Net Revenues Discounted at 10% to the Standardized Measure of Discounted Future Net Cash Flows From Reserves disclosed in Note 8, Supplementary Oil and Gas Information, to the Company’s Consolidated Financial Statements for the year ended October 31, 2005. The reconciliation is shown below and is proposed to be included in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ending April 30, 2006 and July 31, 2006. Thereafter, the proposed enhanced disclosure will be made annually and included in the Company’s Annual Report on Form 10-K.

Securities and Exchange Commission
June 15, 2006

     The reconciliation proposed by the Company is set forth below and approximates the form which the Company will use in its future disclosure.
     Estimated Future Net Revenues Discounted at 10% is not a GAAP measure of operating performance. Because the Company drills new wells on an ongoing basis, and plans to continue to do so in the future, it expects to continue to generate deferred income taxes which are not reasonably expected to be paid in the near term. This pre-tax, non-GAAP measure is used by the Company in connection with estimating funds expected to be available in the future for drilling and other operating activities. The Company believes that this performance measure may also be useful to investors for the same purpose. The difference between this measure and the Standardized Measure of Discounted Future Net Cash Flows From Reserves is that this measure excludes future income tax expense and the effect of the 10% discount factor on future income tax expense. In this Form 10-Q, the Company is providing the following information to enhance and supplement the disclosures contained in its Form 10-K for the year ended October 31, 2005. The following table provides a reconciliation of Estimated Future Net Revenues Discounted at 10% to the Standardized Measure of Discounted Future Net Cash Flows From Reserves as shown in Note 8 to the Company’s Consolidated Financial Statements on Form 10-K for the year ended October 31, 2005.

	Year Ended October 31,
	2005	2004	2003
Estimated future net revenues discounted at 10%	$81,209,000	$44,551,000	$28,024,000

Future income tax expense	(36,054,000)	(19,965,000)	(11,094,000)

Effect of the 10% discount factor on future income tax expense	14,332,000	8,273,000	4,211,000

Standardized measure of discounted future net cash flows from reserves	$59,487,000	$32,859,000	$21,141,000

Management’s Discussion and Analysis, page 17
Liquidity and Capital Resources, page 17
2.	The SEC’s second comment is related to the disclosure of Cash Flow From Operating Activities (Before Changes in Operating Assets and Liabilities) as a non-GAAP measure beginning on page 17 of the Company’s Annual Report on Form 10-K for the year ended October 31, 2005. The SEC states that it does not agree with the Company’s assertion that cash flows associated with revenues and expenses that comprise net income can be meaningfully distinguished from the actual collection and payments that are reflected in the working capital accounts and that the Company should either label and refer to this measure in a manner that is consistent with its character and include a discussion that is in compliance with Item(s) 10(e)(1)(i)(C) and 10(e)(1)(ii) of Regulation S-K or remove this measure from its filings.
Company’s Proposed Response:
     The Company will remove the non-GAAP measure Cash Flow From Operating Activities (Before Changes in Operating Assets and Liabilities) from all future 1933 and 1934 Act filings. The Company will replace the non-GAAP measure Cash Flow From Operating Activities (Before Changes in Operating Assets and Liabilities) with Earnings Before Interest, Taxes, Depreciation, Depletion and Amortization, (“EBITDA”). The lead in paragraph and the form of the reconciliation between EBITDA and Net Income for the three years ended October 31, 2005, 2004 and 2003 is provided below in the form which the

Securities and Exchange Commission
June 15, 2006

Company will use if any disclosure is made in the future (the Company believes that such disclosure is in compliance with Item(s) 10(e)(1)(i)(C) and 10(e)(1)(ii) of Regulation S-K) related to this non-GAAP measure.
The Company’s earnings before interest, taxes, depreciation, depletion and amortization, (“EBITDA”) increased to $9,701,000 for the year ended October 31, 2005 from $6,856,000 for the year ended October 31, 2004. EBITDA is not a GAAP measure of operating performance. The Company uses this non-GAAP performance measure primarily to compare its performance with other companies in the industry that make a similar disclosure. The Company believes that this performance measure may also be useful to investors for the same purpose. Investors should not consider this measure in isolation or as a substitute for operating income or any other measure for determining the Company’s operating performance that is calculated in accordance with GAAP. In addition, because EBITDA is not a GAAP measure, it may not necessarily be comparable to similarly titled measures employed by other companies. A reconciliation between EBITDA and net income is provided in the table below:

	Year Ended October 31,
	2005	2004	2003
RECONCILIATION OF EBITDA:
Net Income	$5,229,000	$3,650,000	$3,130,000
Add Back:
Interest Expense	37,000	39,000	46,000
Income Tax Expense	2,033,000	1,420,000	1,189,000
Depreciation, Depletion and Amortization Expense	2,402,000	1,747,000	1,333,000

EBITDA	$9,701,000	$6,856,000	$5,698,000

Oil and Gas Activities, page 19
Drilling Activities, page 19
3.	The SEC’s third comment is related to the Company’s April 12, 2005 response to the first comment from the SEC’s comment letter dated March 7, 2005. The Company’s response was not specific as to what the Company considered to be enhanced disclosure or additional information submitted to the Staff for their review. It was the Company’s belief that the SEC requested this additional information, which was related to the use of, composition of, and the Company’s calculation of the Reserve Replacement Percentage and Finding Cost per Mcfe and, as a result, the Company did not include the first five paragraphs or the two tables related to use, composition and calculation of these two measures, as included in the Company’s April 12, 2005 response, in any subsequent filings by the Company.
Company’s Proposed Response (the Company’s response dated April 28, 2006 has been modified to address comment 2. from the SEC’s comment letter dated May 12, 2006):
               The Company proposes to include the following enhanced disclosure in its Quarterly Reports on Form 10-Q for the quarterly periods ending April 30, 2006 and July 31, 2006 to enhance the disclosure previously made in its Form 10-K for the year ended October 31, 2005. Thereafter, the Company will eliminate disclosure of Reserve Replacement Percentage and Finding Cost per Mcfe from its 1933 and 1934 Act filings because the information is available to investors from outside sources.

Securities and Exchange Commission
June 15, 2006

     In this Form 10-Q, the Company is providing the following information to enhance and supplement the disclosures regarding Reserve Replacement Percentage and Finding Cost per Mcfe which are contained in it Form 10-K for the year ended October 31, 2005. The Company will eliminate disclosure of Reserve Replacement Percentage and Finding Cost per Mcfe from its 1933 and 1934 Act filings beginning with its Annual Report on Form 10-K for the fiscal year ending October 31, 2006 because the information is generally available from independent sources.
     The Company previously disclosed in its most recent Annual Report on Form 10-K that, during the fiscal year ended October 31, 2005 the Company replaced 106% of the reserves produced in fiscal 2005. This reserve replacement percentage is derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities contained in Footnote 8 to the Consolidated Financial Statements, Supplementary Oil and Gas Information, page 42 of the Company’s Annual Report on Form 10-K. The table below shows the calculation used by the Company at October 31, 2005. Oil is converted to gas for the calculation of Mcfe (thousand cubic feet equivalent) on the basis of one barrel of oil is equal to six Mcf of gas.

	Year Ended October 31, 2005
	Gas (Mcf)	Oil (Bbls)	Total (Mcfe)
Extensions and discoveries	2,962,000	22,000	3,094,000
Revisions of previous estimates	(889,000)	(6,000)	(925,000)

Total reserve additions	2,073,000	16,000	2,169,000

Production	1,830,000	37,000	2,052,000

Reserve replacement percentage			106%

The Company previously disclosed in its Form 10-K for the fiscal year ended October 31, 2005 that its finding cost for the period was $2.73 per Mcfe excluding start-up costs in South Texas and north-central Kansas. The Company believes that excluding these start-up costs provides a meaningful matching of current costs with current reserve additions. Finding costs are derived from the line item Total Including Asset Retirement Obligation disclosed in the table identifying Acquisition, Exploration and Development Costs Incurred contained in Footnote 8 to the Consolidated Financial Statements, Supplementary Oil and Gas Information, page 41 of the Company’s Annual Report on Form 10-K and from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities contained in Footnote 8 to the Consolidated Financial Statements, Supplementary Oil and Gas Information, page 42 of the Company’s Annual Report on Form 10-K. The table below shows the calculation used by the Company at October 31, 2005.

October 31,
2005
Total acquisition, exploration and development costs incurred including asset retirement obligation	7,327,000
Less South Texas and north-central Kansas start-up costs	(1,401,000)

Net acquisition, exploration and development costs incurred including asset retirement obligation	5,926,000

Total proved reserve (Mcfe) additions (see table above)	2,169,000

Finding cost per Mcfe	2.73

Securities and Exchange Commission
June 15, 2006

Proved reserve additions, including the proved developed and proved undeveloped portions can be calculated from the information in Footnote 8 to the Consolidated Financial Statements, Supplementary Oil and Gas Information, page 42 of the Company’s Annual Report on Form 10-K. As is stated in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Oil and Gas Activities, Drilling Activities, and Calliope Gas Recovery System on pages 19 through 22 of the Company’s Annual Report on Form 10-K, these proved reserve additions for the fiscal year ended October 31, 2005 were primarily the result of activity on the Company’s two core projects, drilling along the shelf of the Northern Anadarko Basin in northwest Oklahoma and application of the Company’s patented liquid lift system on low pressure gas wells.
The Company uses only proved reserves to calculate the reserve replacement percentage and finding costs described above and does not include any proved reserves attributable to consolidated entities or investments accounted for using the equity method.
The finding costs and production replacement measures are used by the Company as one way of measuring the Company’s performance and comparing it to that of its competitors and the industry. The calculation of both of these performance measures is based, in part, on estimated proved oil and gas reserve quantities. As is more fully described under Item 2., Properties, Significant Properties, Estimated Proved Oil and Gas reserves, and Future Net Revenues on pages 11 and 12 of the Company’s Form 10-K for the fiscal year ended October 31, 2005, estimates of reserve quantities must be viewed as being subject to significant change as more data about the Company’s properties becomes available. Additionally, both of these performance measures are historical in nature and are calculated as of a specific date and, may not be indicative of the Company’s future performance.
The Company’s success depends primarily on locating and producing new reserves, the level of production from existing wells, and prices of oil and natural gas. Production from the Company’s oil and gas properties declines over time. In order to maintain current production rates the Company must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. In addition, competition for oil and gas leases, oil field services, and producing oil and gas properties is intense and many of the Company’s competitors have financial and other resources substantially greater than those available to it. Without success on its core projects, the Company’s reserves, production and revenues will decline rapidly.
Results of Operations, page 21
4.	The SEC’s fourth comment is related to revised disclosure surrounding the Company’s revenue recognition policy on operating revenues and also to the Company’s financial statement presentation of operating revenues and if that presentation is in compliance with Rule 4-10(c)(6)(iv) of Regulation S-X.
Company’s Proposed Response:
     In the Company’s April 12, 2005 response to comment six of the SEC’s comment letter dated March 7, 2005, the Company provided a two paragraph sample disclosure related to its revenue recognition policy which made no reference to a revenue recognition policy for operating revenue. This disclosure is included in Note 1, Summary of Significant Accounting Policies, (page 30) to the Company’s Consolidated Financial Statements on Form 10-K for the year ended October 31, 2005. The Company also provided additional information, which was submitted to the Staff for their review, discussing the nature of the Company’s operating revenue. Based upon the April 21, 2005 response received by the Company from the SEC that stated that the SEC’s review of the Company’s Form 10-K was completed and that there were no further comments, the Company believed the disclosure noted above fully satisfied the Staff’s concern related to comment six.

Securities and Exchange Commission
June 15, 2006

               The Company does not recognize income from contractual services as the proportional cost incurred by the Company exceed revenues from such services billed to third parties. The Company believes that presenting such billings as revenue and reflecting actual costs incurred, gross of the contractual services fees, was not in violation of the requirements of Rule 4-10(c)(6)(iv) of Regulation S-X because no income was recognized. However, upon review of the guidance cited by the Staff, the Company will reclassify the contractual services revenue as an offset to the appropriate expense classification beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 and in each subsequent 1934 Act filing. All prior periods presented will also be reclassified to conform to the Company’s proposed presentation.
Financial Statements and Supplementary Data, page 25
Consolidated Balance Sheets, page 26
5.	The SEC’s fifth comment is related to providing disclosure as to the composition of Inventory on the Company’s Consolidated Balance Sheets at October 31, 2005 and 2004, the manner by which it’s valued and the rationale for classification as a long-term asset. In addition, the SEC asks for an explanation as to what is included in Changes in Other Long-Term Assets in the investing section of the Consolidated Statement of Cash Flows and how these amounts are calculated.
Company’s Proposed Response (the Company’s response dated April 28, 2006 has been modified to address comment 3.(b) from the SEC’s comment letter dated May 12, 2006):
               Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 the Company will change the balance sheet caption to Compressors and tubular inventory to be used in development and will include in Note 1, Summary of Significant Accounting Policies, to its Consolidated Financial Statements disclosure related to inventory, if applicable, in a form that approximates the disclosure provided below.
8.	COMPRESSOR AND TUBULAR INVENTORY

Compressor and tubular inventory are finished goods, recorded at cost, which are expected to be used in the future development of certain of the Company’s oil and gas properties. The Company has classified this amount as a long-term asset because the compressors and tubulars are not held for re-sale and the cost, net of amounts billed to joint interest owners in the normal course of business, will eventually be included in evaluated properties.
               In response to the SEC’s question regarding the composition and calculation of Changes in Other Long-Term Assets in the investing section of the Consolidated Statement of Cash Flows, the Company provides additional non-disclosure information as set forth below.
               The significant components of Changes in Other Long-Term Fixed Assets on the Company’s Consolidated Statement of Cash Flows are fixed assets other than oil and gas properties (i.e., furniture and fixtures, computer equipment, vehicles, etc.) and compressor and tubular inventory. The amounts have been consistently calculated in accordance with SFAS No. 95, Statement of Cash Flows, for the components of this Consolidated Statement of Cash Flows caption.

Securities and Exchange Commission
June 15, 2006

Note 1 – Summary of Significant Accounting Policies, page 30
Natural gas price hedging, page 33
6.	The SEC’s sixth comment is related to the cash and investment covenant in the Company’s hedging line of credit and whether or not the cash and investment balances related to this covenant should be classified as restricted on the Company’s Consolidated Balance Sheets for the years ended October 31, 2005 and 2004.
Company’s Proposed Response (the Company’s response dated April 28, 2006 has been modified to address comment 3.(c) from the SEC’s comment letter dated May 12, 2006):
               The Company believes that Cash and Cash Equivalents and Short-Term Investments are properly classified on the Consolidated Balance Sheets at October 31, 2005 and 2004 as unrestricted and that no additional action is required for the following reasons:
1.	The Company believes that its hedging line of credit arrangement with its bank is not considered a compensating balance arrangement as there are no legal restrictions on the availability of cash.

2.	The Company’s hedging line of credit is unsecured and it is only pursuant to an affirmative covenant that the Company will maintain $3.0 million in cash and/or short-term investments, none of which are required to be maintained at the Company’s bank.

3.	The hedging line of credit is maintained by the Company only as an emergency precaution against margin calls.

4.	The Company has never drawn upon the hedging line of credit.

5.	There has never been a margin call against the line of credit.

6.	The hedging line of credit can only be drawn upon at the Company’s discretion.

7.	The Company can terminate the hedging line of credit at any time.
               If there are amounts outstanding under the hedging line of credit at the end of a reporting period for which there are legal restrictions on the availability of cash and cash equivalents and/or short-term investments, the Company will segregate the legally restricted portion of cash and cash equivalents and/or short-term investments as restricted at that time.
               As long as the hedging line of credit agreement with its bank is outstanding, the Company will include the following disclosure in its notes to the consolidated financial statements along with similar language where the Company discusses the availability of credit under the agreement:
The Company has a hedging line of credit with its bank which is available, at the discretion of the Company, to meet margin calls. To date, the Company has not used this facility and maintains it only as a precaution related to possible margin calls. The maximum credit line is $2,000,000 with interest calculated at the prime rate. The facility is unsecured and has affirmative covenants which require the Company to maintain $3,000,000 in cash or short term investments, none of which are required to be maintained at the Company’s bank, and prohibits unfunded debt in excess of $500,000. The hedging line of credit expires on October 31, 2006.
Note – 8 Supplementary Oil and Gas Information, page 40
Unevaluated Oil and Gas Properties, page 41
7. The SEC’s seventh comment is related to the tabular categories required by Article 4-10 (c) (7) (ii) of Regulation S-X.

Securities and Exchange Commission
June 15, 2006

Company’s Proposed Response:
             The Company proposes to enhance the tabular disclosure made in the Company’s Annual Report on Form 10-K for the year ended October 31, 2005 related to its unevaluated properties in the same form that is disclosed below and to include the disclosure in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ending April 30, 2006 and July 31, 2006. Thereafter, the proposed enhanced disclosure will be made annually and included in the Company’s Annual Report on Form 10-K.
Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the amortization computation until they are evaluated. The following table shows, by category of cost and date incurred, the unevaluated oil and gas property costs excluded from the amortization computation as of April 30, 2006:

				Total
Net Costs Incurred	Exploration	Development	Acquisition	Unevaluated
During Periods Ended:	Costs	Costs	Costs	Properties
April 30, 2006	$264,000	$232,000	$1,508,000	$2,004,000
October 31, 2005	176,000	145,000	2,094,000	2,415,000
October 31, 2004	—	—	445,000	445,000

	$440,000	$377,000	$4,047,000	$4,864,000

Securities and Exchange Commission
June 15, 2006

     The Company makes the following acknowledgements:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     The Company has distributed an Annual Report to its shareholders and held its Annual Shareholders Meeting and would prefer that its Managements Discussion and Analysis of Financial Condition and Results of Operations, Consolidated Financial Statements and Notes in its Annual Report on Form 10-K remain identical to those found in its Annual Report to Shareholders. All of the Company’s responses have either addressed the comment by providing additional information submitted to the Staff for their review, by proposing to eliminate disclosure on a prospective basis or by proposing enhanced disclosure on a prospective basis.
CREDO PETROLEUM CORPORATION

By:	/S/ David W. Vreeman

David W. Vreeman
Chief Financial Officer
(Principal Financial and Accounting Officer)

By:	/S/ James T. Huffman

James T. Huffman
Chief Executive Officer
(Principal Executive Officer)
     Please contact Mr. David Vreeman, Chief Financial Officer, directly via telephone (800 297-2366) or fax (303-297-2204) regarding any further questions or comments the SEC may have.
Sincerely,

/S/ David W. Vreeman
David W. Vreeman
Chief Financial Officer
Credo Petroleum Corporation